Independent Auditors’ Consent

The Partners

Host Marriott, L.P.:

We consent to the incorporation by reference in the registration statement (No. 333-61722) on Form S-3 of Host Marriott, L.P. of our report dated February 23, 2004, with respect to the consolidated balance sheets of Host Marriott, L.P. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, partners’ capital and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003 and the related financial statement schedule, which report appears in the annual report on Form 10-K of Host Marriott, L.P.

Our report refers to the adoption by Host Marriott, L.P. of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets in 2002.

McLean, Virginia

March 4, 2004